

Financial statements and Summary of Events
as of September 30th, 2003 and 2002
together with Auditor's report

TRANSPORTADORA DE GAS DEL SUR S.A. ("TGS" or "the Company")

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER, 30, 2003 ("MD&A") (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of September 30, 2003 and 2002, which have been prepared in accordance with Argentine GAAP, as well as the provisions of the Comisión Nacional de Valores (the National Securities Commission in Argentina "CNV") and the Ente Nacional Regulador del Gas (National Gas Regulatory Agency in Argentina "ENARGAS").

1- Basis of Presentation of Financial Information

Effects of inflation:

Financial statements have been prepared in constant argentine pesos and include the effects of inflation through August 31, 1995. As from that date, and in line with professional accounting standards and regulating agencies requirements, the method of restatement for the effects of inflation was discontinued until December 31, 2001. However, in view of the high inflation rates suffered from the beginning of 2002 - and in compliance with the provisions of Resolution 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA) and the Resolution N° 415 of the CNV- as from January 1, 2002 the Company re-adopted the recognition of the effects of inflation following the restatement method provided in Technical Resolution ("TR") N° 6 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") with the amendments introduced by the Technical Resolution N° 19 of the same Federation. According to Resolution 3/2002 accounting calculations restated to reflect the change in the acquisition power of the currency up to the moment of the interruption of the adjustments, as well as those originated during the stability period, are considered to be stated in constant pesos as of December 2001.

On March 25, 2003 the Executive Branch issued Decree N° 664, which suspended the application of inflation accounting for financial statements closing subsequent to such date, and consequently they will be stated in historical pesos. As a consequence - and in accordance with Resolution N° 441, issued by CNV- the Company suspended the accounting for inflation effective March 1, 2003. The CPCECABA has not adhered to the discontinuance of the recognition for the effects of inflation. The impact of the unaccounted inflation on the financials statements as of September 30, 2003 include: an unrecognized a Ps. 78 million assets decrease and a non recognized loss for the period amounting to Ps. 40 million. Amounts at September 30, 2002 and at December 31, 2002, included for comparative purposes, derive from the amounts included in the financial statements at and for such dates, restated in constant pesos as of February 28, 2003. To this end, the Company used conversion factors based on wholesale internal price index ("WIPI"), as published by the *Instituto Nacional de Estadisticas y Censos* ("INDEC"). Based on such index cumulative inflation at February 28, 2003 is 120%.

Accounting for devaluation effects:

According to Resolutions No. 3/2002 and 87/03 derogatory, issued by the CPCECABA, exchange losses arising from the devaluation of the peso starting January 6, 2002 related to foreign currency liabilities existing at such date, were added to the cost basis of assets acquired or developed with that financing until July 28, 2003. Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing. At September 30, 2003 the net book value of the capitalized exchange loss amounted to Ps. 163.1 million. Such capitalization was made applying the alternative criteria, and accordingly exchange losses derived from foreign currency-denominated liabilities, which originally and indirectly financed the acquisition of Property, Plant and Equipment were considered. To such end, the Company has assumed that proceeds from such financing were applied in first place to working capital needs and assets not eligible for exchange loss capitalization and the remainder was allocated to assets eligible for such capitalization.

---

(1) Not covered by the Limited Reviewed Report of Independent Public Accountants except for items 5, 6 and 8.

New accounting rules:

On December 21, 2001, the CPCECABA approved new accounting standards TR 16 to 19 issued by the Argentine Federation, with certain amendments). The new accounting standards have modified the current valuation principles for assets and liabilities, introduced new valuation techniques for certain issues not addressed by the previous accounting standards and also incorporated additional disclosure for the preparation of financial statements. Since January 2003, TR N° 20 "Valuation of Derivative Financial Instruments and Hedging Operations" is effective. Also, CNV issued Resolution N° 434/03 which adopted such new accounting rules, with certain amendments, effective starting January 1, 2003.

The principal modifications introduced by the new accounting standards which have impacted on TGS's financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company's intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory application of the deferred income tax method for recognizing income tax charges; and (v) new disclosure policy, including business segment and per share information and the information included for comparative purposes (see Note 3 to the financial statements).

2. Results of Operations

The following table presents a summary of the results of operations for the nine-month periods ended September 30, 2003 and 2002:

	2003	2002	Variation
	(In million of pesos)		
Net revenues	**665,3**	**711,7**	**(46,4)**
Gas transportation	315,6	428,9	(113,3)
NGL production and commercialization	319,9	253,6	66,3
Other services	29,8	29,2	0,6
Costs of sales	**(328,0)**	**(324,7)**	**(3,3)**
Other operating costs	(189,3)	(165,2)	(24,1)
Depreciation and amortization	(138,7)	(159,5)	20,8
Gross profit	**337,3**	**387,0**	**(49,7)**
Administrative and selling expenses	(44,7)	(50,7)	6,0
Operating income	**292,6**	**336,3**	**(43,7)**
Other loss, net	(25,7)	(1,7)	(24,0)
Equity in earnings (loss) of affiliates	4,5	(5,0)	9,5
Net financial results	(159,7)	(953,4)	793,7
Income tax	131,8	36,4	95,4
Net income (loss)	**243,5**	**(587,4)**	**830,9**

Overview

For the nine-month period ended September 30, 2003 the Company has reported a net income of Ps. 243,5 million, basically reflecting the impact of the appreciation of the peso with reference to the dollar and the effectiveness of the new accounting rules, particularly the mandatory adoption of the deferred income tax method. The net income recorded in the nine-month period ended September 30, 2003 is compared to the net loss of Ps. 587,4 million for the same period of the previous year, which derives from the impact of the peso devaluation, occurring as from January 2002, on TGS´s outstanding dollar-denominated indebtedness.

Net Revenues

Gas transportation

Gas transportation service is the Company's primary business and accounted for approximately 47% and 60% of total net revenues earned during the nine-month period ended September 30, 2003 and 2002, respectively. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.

Net gas transportation revenues for the nine-month period ended September 30, 2003 decreased by 26% compared with same period 2002. Although contracted capacity remained leveled, gas transportation revenue decreased basically is a result of the lack of tariff adjustment (for further information about the current status of regulated tariffs refer to Note 7 to the consolidated financial statements) and the restatement for effects of inflation of 2002 nine-month figures. Both effects were partially offset by higher revenues related to interruptible transportation, as a result of a greater demand for natural gas.

NGL production and commercialization

As opposed to the gas transportation segment, the liquid of Natural Gas ("NGL") production and commercialization segment is not subject to regulation by ENARGAS.

Net revenues from the NGL production and commercialization segment represented approximately 48% and 36% of the Company's total net revenues during the nine-month periods ended September 30, 2003 and 2002 respectively.

NGL production and commercialization activities are conducted at the Cerri Complex, located near Bahía Blanca and connected to each of TGS's main pipelines, where ethane, propane, butane and natural gasoline are recovered. TGS sells its production to NGL marketers and refineries, while natural gasoline is sold to other third parties, at current market prices. Ethane is sold to Polisur S.A. at agreed prices.

NGL Production and Commercialization revenue rose by Ps. 66,3 million in the nine-month period ended September 30, 2003 -as compared to the same period in 2002- reflecting a combination of effects, including: (i) higher international prices for the exports of LPG, (ii) increase in the prices for the local market , and (iii) the renegotiation of some processing and marketing agreements originally "pesified" and now US dollar-tied. The mentioned positive effects were partially offset by the restatement for effects of inflation of 2002 figures, which means that the increase in prices and margins has overcome local inflation.

Other Services

Other services segment is not subject to regulation by ENARGAS.

The Company renders midstream services, which basically consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression. These activities may also include gathering and gas transportation in gas fields. In addition, the Company also provides services related to pipeline construction, inspection and maintenance.

Other services revenue, which also include telecommunication services, rendered through its controlled company TELCOSUR, reported a Ps. 0.6 million increase in the nine-month period ended September 30, 2003 as compared to the same period of last year, basically due to the effect of tariff renegotiation regarding midstream and telecommunications agreements and the start-up of new midstream and technical assistance services during 2003. Both effects were partially offset by lower revenues derived from construction services and the restatement for effects of inflation of 2002 figures.

Costs of Sales and Administrative and Selling Expenses

Costs of Sales and Administrative and Selling expenses for the nine-month period ended September 30, 2003 decreased by Ps. 2,7 million as compared to the same period of last year. This variation derives mainly from the restatement for effects of inflation of 2002 figures and a lower depreciation expense in Property, Plant and Equipment, reflecting a decline in the capitalization of exchange loss due to a decrease in the exchange rate at the closing of the period. However, such effects were partially offset by higher costs required for NGL processing and marketing.

Other (Expenses), net

For the nine month period ended on September 30, 2003, TGS reported in Other (Expenses), net a negative variation of Ps. 24 million. This variation included the allowance constituted by the Company to provide for the adverse ruling of the Supreme Court of Justice on the lawsuit that Gas del Estado filed years ago regarding the transfer of certain assets (for further information see Note 9 to TGS financial statements)

Equity in earnings

Equity in earnings increased by Ps 9,5 million in the nine-month period ended September 30, 2003, as compared to the same period in 2002, due to a higher earning related to the investment in Gas Link S.A.

Net Financial Results

Net financial results for the nine-month period ended September 30, 2003 decreased by Ps. 793,7 million as compared to the same period of last year as detailed below:

	2003	2002
Generated by Assets		
Interest income	14,6	9,0
Loss on exposure to inflation	(5,2)	(275,2)
Foreign exchange gain, net of inflation	(47,6)	170,3
Total	(38,2)	(95,9)
Generated by Liabilities		
Interest Expense	(176,9)	(225,4)
Gain on exposure to inflation	1,5	115,4
Foreign exchange loss, net of inflation	79,0	(712,2)
Intangible assets amortization	(7,9)	(12,5)
Others	(17,2)	(22,8)
Total	(121,5)	(857,5)

4

For the nine-month period ended September 30, 2003, the Company reported a net financial loss of Ps. 159,7 million as compared to a net financial loss of Ps. 953,4 million in the corresponding 2002 period. This decrease is due fundamentally to the argentine peso appreciation with reference to the dollar. This gain partially mitigates the significant loss reported in the same period of 2002 in an escalating devaluation context - when the exchange rate leapt from US$ 1=Ps. 1 to US$1= Ps. 3.74- net of the capitalized portion in Property, Plant and Equipment and the recognition of inflation effects on the payable currency position of the Company. Additionally, the lower loss recorded in this concept reflects lower interest expenses due to a decrease in the average exchange rate in 2003 as compared to 2002, and the restatement for the effects of inflation of figures of the nine-month period in 2002.

Income Tax

For the nine-month period ended September 30, 2003, the Company reported a Ps. 131.8 million gain in Income Tax for the application of the deferred income tax method reflecting a lower deferred tax liability due to a decrease in the capitalization of exchange loss in Property, Plant and Equipment. This gain compares to the Ps. 36,4 million gain reported in 2002 period, reflecting basically the accounting of significant deferred tax assets derived from the tax loss carryforward generated by the devaluation effect. This tax loss carryforward was partially offset by the recording of a deferred tax liability resulting from the capitalization of exchange loss and the deferral of exchange loss provided by Decree N° 2568/02.

3. Liquidity

TGS's primary sources and uses of cash during the nine-month periods ended September 30, 2003 and 2002, are shown in the table below:

	2003	**2002**	**Variation**
	(in million of pesos)		
Cash flows from operating activities	342,8	252,8	90,0
Cash flows used in investing activities	(43,8)	(83,4)	39,6
Cash flows from financing activities			
	(1,6)	(35,0)	33,4
Net increase in cash and cash equivalents	297,4	134,4	163,0

Cash flows from operations during the nine-month period ended September 30, 2003, increased by Ps. 90 million as compared to the same period last year, mainly deriving from the deferral of the payment of interests as from May 15, 2003, which was partially offset by the restatement for effects of inflation of cash flows in 2002 first half. On the other hand, the cash flows used in investing activities decreased in the current nine-month period as compared to last year, as such amount included the cost of a system expansion which was cancelled due to the economic crisis. Cash flows used in financing activities were also lower as the company has suspended settlements of debt principal .

4. 2003 Third Quarter vs. 2002 Third Quarter

The following table presents a summary of the consolidated results of operations for the third quarters ended September 30, 2003 and 2002:

	2003	2002	Variation
	(en millones de pesos)		
Net revenues	**226,8**	**209,5**	**17,3**
Gas transportation	106,1	110,2	(4,1)
NGL production and commercialization	112,2	93,7	18,5
Other services	8,5	5,6	2,9
Cost of sales	**(104,4)**	**(109,6)**	**5,2**
Other operating costs	(57,4)	(67,3)	9,9
Depreciation and amortization	(47,0)	(42,3)	(4,7)
Gross operating profit	**122,4**	**99,9**	**22,5**
Administrative and selling expenses	(14,6)	(17,2)	2,6
Operating income	**107,8**	**82,7**	**25,1**
Other loss, net	(24,4)		(24,5)
		0,1	
Equity in earnings (loss) of affiliates	0,8	(6,9)	7,7
Net financial results	(150,6)	(154,0)	3,4
Income tax	(4,1)	4,6	(8,7)
Net income (loss)	**(70,5)**	**(73,5)**	**3,0**

For the third quarter ended September 30, 2003 net revenues increased to Ps. 226,8 million from Ps. 209,5 million in the same period of last year. The transportation segment recorded revenues of Ps. 106,1 million in this third quarter of 2003, lower than the Ps. 110,2 million generated during the same period of last year, basically due to the lack of tariff adjustment in regulated business and the restatement for effects of inflation of 2002 figures. Both effects were partially offset by higher revenues related to interruptible transportation arising from a higher demand of natural gas which is attributable to the fact that at present natural gas is the cheapest fuel -as it is the only fuel whose price is regulated.

Net revenues from the NGL production and commercialization segment increased to Ps. 112,2 million in 2003 third quarter as compared to the Ps 93,7 million recorded in the same period of 2002. This variation reflects higher prices both in the foreing and local market, partially offset by the restatement for effects of inflation of 2002 figures.

Other services revenues reported a Ps. 2,9 million positive variation in the current quarter as compared to the same period of last year basically due to the renegotiation of tariffs related to midstream and telecommunications agreements and the start-up of new midstream services in 2003. Both effects were partially offset by the restatement for effects of inflation of 2002 figures.

Costs of sales for the third quarter 2003 decreased by Ps. 7,8 million from Ps. 126,8 million in 2002 third quarter to Ps. 119 million in 2003 current quarter. This decrease derives mainly from the impact of the restatement for effects of inflation of costs in 2002 third quarter and a decrease in the direct costs of NGL processing and marketing in 2003 third quarter, which recognizes the renegotiation of contracts with suppliers. Both effects were partially offset by a higher depreciation in the current quarter, as a result of a decrease in the depreciation recorded in 2002 third quarter due to a decrease in exchange loss capitalization.

For the third quarter ended on September 30, 2003, TGS reported a negative variation of Ps. 24,5 million in Other Expenses. This variation includes the allowance constituted by the Company to provide for the adverse ruling of the Supreme Court of Justice on the lawsuit that Gas del Estado filed years ago regarding the transfer of certain assets (for further information see Note 9 to TGS financial statements)

Equity in earnings reported an increase of Ps. 7,7 million in the third quarter of 2003 as compared to the same quarter of 2002, as a consequence of a higher net income obtained by the investment in Gas Link S.A., in the quarter of 2003 as compared to the same period of last year.

For the third quarter 2003, the Company reported a net financial loss of Ps.150,6 million , compared to a net financial loss of Ps. 154,0 million in the corresponding 2002 quarter. The Ps. 3.4 million decrease is attributable to lower interest expense resulting from a lower average exchange rate during the third quarter 2003 - as compared to the same quarter of 2002. However, this effect was partially offset by a gain on exposure to inflation obtained in 2002 third quarter.

For the third quarter ended September 30, 2003, TGS reported a Ps. 4,1 million loss in income tax, determined by the deferred tax method , resulting from a higher deferred tax liability reported in the 2003 period attributable to a higher exchange loss capitalization during the quarter produced by a slight increase in the exchange rate. This loss in 2003 is compared to a Ps. 4.6 million gain in the same quarter 2002 reflecting a decline in the deferred tax liability generated from a lower exchange loss capitalization.

5. CONSOLIDATED BALANCE SHEET SUMMARY

Summary consolidated balance sheet information as of September 30, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 3.a. to TGS's financial statements)	
	2003	**2002**
Current assets	703,235	399,285
Non-current assets	4,632,881	5,482,170
Total	**5,336,116**	**5,881,455**
Current liabilities	3,311,812	2,071,341
Non-current liabilities	8,296	2,016,650
Sub Total	**3,320,108**	**4,087,991**
Shareholders' equity	2,016,008	1,793,464
Total	**5,336,116**	**5,881,455**

6. CONSOLIDATED INCOME STATEMENT SUMMARY

Summary consolidated income statement information for the nine-month periods ended September 30, 2003 and 2002.

	(in thousands of Argentine pesos as described in Note 3.a. to TGS' financial statements)	
	2003	2002
Operating income	292,627	336,267
Other expenses, net	(25,777)	(1,706)
Equity in earnings (losses) of affiliates	4,527	(5,026)
Net financial results…	(159,675)	(953,445)
Net income (loss) before income tax	111,702	(623,910)
Income tax	131,808	36,474
Net income (loss) for the period	**243,510**	**(587,436)**

7. STATISTICAL DATA (PHYSICAL UNITS)

	Nine-month periods of					Quarter July-September of				
Gas Transportation	2003	2002	2001	2000	1999	2003	2002	2001	2000	1999
Average firm contracted capacity (thousands of m³/d)	61,609	61,476	60,370	57,898	56,108	61,856	61,337	62,537	58,687	56,515
Average daily deliveries (thousands of m³/d)	61,411	52,183	48,474	51,778	49,488	75,758	58,981	50,726	56,455	55,737
NGL production and commercialization										
• Production										
Ethane (metric tons "mt")	245,225	244,360	223,709	235,448	257,597	74,772	78,090	90,308	72,590	90,783
Propane (mt)	215,147	234,471	199,758	262,963	265,721	71,972	82,115	72,506	83,608	93,269
Butane (mt)	142,472	152,148	134,419	176,426	183,216	48,839	53,524	47,999	54,988	64,276
Natural Gasoline (mt)	70,132	73,739	62,038	84,275	91,093	24,619	26,665	21,537	28,003	33,177
• Local market sales (a)										
Ethane (mt)	245,225	244,360	223,709	235,448	257,597	74,772	78,090	90,308	72,590	90,783
Propane (mt)	115,470	130,931	141,128	204,181	205,726	40,674	50,094	51,011	73,583	76,748
Butane (mt)	76,887	73,149	81,129	148,785	138,723	22,287	26,830	24,093	50,917	51,036
Natural Gasoline (mt)	7,770	11,720	17,219	33,619	51,375	2,439	3,910	3,534	11,088	17,482
• Exports (a)										
Propane (mt)	101,478	91,497	33,132	54,043	57,930	36,772	26,447	15,511	10,908	16,146
Butane (mt)	80,537	77,563	45,428	38,243	55,695	34,737	23,958	22,708	11,196	15,888
Natural Gasoline (mt)	64,806	59,492	44,583	51,897	35,479	26,825	21,299	16,554	15,041	15,087

(a) Include natural gas processed on behalf of third parties.

8. COMPARATIVE RATIOS

		09/30/03	09/30/02
Liquidity	(a)	0.21	0.19
Shareholder´s equity to total liabilities		0.61	0.44
Non current assets to total assets.		0.87	0.93

(a) Current assets to current liabilities

9. OTHER INFORMATION

		For the nine-month periods ended September 30,	
		2003	2002
Return on net revenues	(a)	0.37	(0.83)
Earnings (losses) per share	(b)	0.31	(0.74)

(a) Net income (losses) to net revenues for the period.
(b) Based on 794,495,283 shares (total outstanding shares as of September 30, 2003).

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2003	2002	2001	2000	1999
January	1.06	1.78	1.57	1.58	1.93
February	1.29	1.20	1.44	1.83	1.99
March	1.22	1.05	1.52	1.69	1.90
April	1.66	0.82	1.40	1.63	1.91
May	1.63	0.64	1.41	1.55	1.80
June	1.77	0.51	1.38	1.80	1.88
July	1.76	0.61	1.26	1.64	1.73
August	1.67	0.95	1.32	1.48	1.54
September	1.87	0.94	1.12	1.50	1.65
October	1.88	1.10	0.89	1.75	1.70
November		1.27	0.98	1.45	1.67
December		1.10	1.30	1.40	1.88

10. OUTLOOK

For the rest of the year, the Company still faces two main challenges: (i) its debt restructuring, and (ii) the adjustment of its tariffs.

In respect to its debt restructuring, given the withdrawal of the Company´s Debt Restructuring Proposal as well as its failure to pay debt principal and the deferral of payments of interests arising from the subscribed financial agreements, at the date of the issuance of the present financial statements the Company is still negotiating with its major creditors in order to implement the restructuring of its financial indebtedness and align TGS´s debt service to its expected operating cash flow.

As regards tariff adjustment, for the rest of the 2003 fiscal year TGS expects to start negotiations with representatives of the new government in office in order to outline the foundations for future tariff adjustments, which the Company believes it will obtain in the future.

Buenos Aires, November 7, 2003

Rafael Fernández Morandé
President of the Board

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND AS OF DECEMBER 31, 2002

(Stated in thousands of Argentine pesos as described in Note 3.a)

	2003	2002		2003	2002
CURRENT ASSETS			**CURRENT LIABILITIES**		
Cash and deposits in banks	5.860	5.961	Accounts payable	76.892	85.951
Investments, net (Exhibit D)	500.594	202.694	Loans (Note 6)	3.171.865	3.536.834
Trade receivables (Note 4)	109.926	116.140	Payroll and social security taxes, payable	7.302	4.846
Other receivables	82.493	47.312	Taxes payable	16.193	12.031
Inventories	4.362	6.771	Other liabilities	39.560	14.717
Total current assets	703.235	378.878	Total current liabilities	3.311.812	3.654.379
			NON CURRENT LIABILITIES		
			Accounts payable	241	10.801
NON CURRENT ASSETS			Loans (Note 6)	8.055	2.445
Trade receivables	27.891	43.817	Taxes payable	-	29.934
Other receivables	108.928	18.419	Total non-current liabilities	8.296	43.180
Investments, net (Exhibit C)	1.434	2.742	Total liabilities	3.320.108	3.697.559
Property, plant and equipment, net (Exhibit A)	4.439.887	4.960.579			
Intangible assets,net (Exhibit B)	54.741	65.622	**MINORITY INTEREST**	-	-
Total non-current assets	4.632.881	5.091.179	**SHAREHOLDER'S EQUITY**	2.016.008	1.772.498
Total assets	5.336.116	5.470.057	Total liabilities and shareholders' equity	5.336.116	5.470.057

Notes 1 to 11 and Exhibits A to I are integral parts of these statements.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

CONSOLIDATED INCOME STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(expressed in thousands Argentine pesos as described in Note 3.a.,
except for per share and per ADS amounts in Argentine pesos)

	2003	2002
NET REVENUES (Note 4)	665.347	711.659
COST OF SALES (Exhibit F)	(327.986)	(324.697)
Gross profit	337.361	386.962
ADMINISTRATIVE EXPENSES (Exhibit H)	(19.829)	(26.117)
SELLING EXPENSES (Exhibit H)	(24.905)	(24.578)
Operating Income	292.627	336.267
OTHER EXPENSES, NET	(25.777)	(1.706)
EQUITY IN EARNINGS OF AFFILIATES	4.527	(5.026)
NET FINANCIAL RESULTS		
Generated by Assets		
Interest income	14.587	9.014
Loss on exposure to inflation	(5.151)	(275.256)
Foreign exchange gain - net of inflation	(47.611)	170.280
Generated by Liabilities (Exhibit H)		
Interest expense	(176.923)	(225.418)
Gain on exposure to inflation	1.483	115.440
Foreign exchange loss - net of inflation	79.051	(712.250)
Intangible assets amortization	(7.892)	(12.495)
Others	(17.219)	(22.760)
Net income (loss) before income tax and minority interest	111.702	(623.910)
INCOME TAX (Note 3.j)	131.808	36.474
MINORITY INTEREST	---	---
Net income (loss)	243.510	(587.436)
Net income (loss) per share (Note 3.p)	0,31	(0,74)
Net income (loss) per ADS (Note 3.p)	1,55	(3,70)

Notes 1 to 11 and Exhibits A to I are integral parts of these statements.

Rafael Fernández Morandé
President

2

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Stated in thousands of Argentine pesos as described in Note 3.a)

	2003						2002
	Shareholders´Contributions			Retained Earnings			
	Common Stock	Inflation adjustment to Common Stock	Subtotal	Legal Reserve	Unapproppriated Retained Earnings	Total Shareholders' Equity	Total Shareholders' Equity
Balance at the beginning of year	794.495	1.145.012	1.939.507	148.517	(301.893)	1.786.131	2.424.253
Adjustment on prior year (1)	-	-	-	-	(13.633)	(13.633)	(43.353)
Modified balance at the begining of fiscal year	794.495	1.145.012	1.939.507	148.517	(315.526)	1.772.498	2.380.900
Net income (loss) for the period	-	-	-	-	243.510	243.510	(587.436)
Balances at the end of period	794.495	1.145.012	1.939.507	148.517	(72.016)	2.016.008	1.793.464

(1) See Note 3 and Note 6 "Debt Restructuring Proposal".

Notes 1 to 11 and Exhibits A to I are integral parts of these statements.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE- MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

(Expressed in thousands of Argentine pesos as described in Note 3.a)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (loss)	243.510	(587.436)
Reconciliation of net income (loss) to cash flows from operating activities		
Depreciation of property, plant and equipment	135.571	159.192
Amortization of intangible assets	15.638	20.774
Retirement of Property, plant and equipment	16.173	4.623
Retirement of intangible assets	3.485	-
Equity in earnings of affiliate	(4.527)	5.026
Increase of allowances and provisions	(12.379)	9.004
Interest payable	176.923	225.418
Income tax payable	(131.808)	(36.474)
Results for inflation and foreign exchange rate (loss) earnings	(74.927)	625.823
Changes in assets and liabilities:		
Trade receivables	24.860	(48.771)
Other receivables	(17.921)	(28.168)
Inventories	2.359	465
Accounts payable	(5.877)	40.323
Payroll and social security taxes payable	2.492	(878)
Taxes payable	14.735	35.447
Other liabilities	22.521	2.859
Others	(8.171)	18.999
Interest paid	(51.785)	(171.438)
Income tax paid	(8.113)	(22.033)
Cash provided by operating activities	342.759	252.755
CASH FLOWS USED IN INVESTING ACTIVITIES		
Capital contributions in affiliated company	(571)	(1.169)
Purchases of property, plant and equipment	(43.227)	(82.277)
Cash used in investing activities	(43.798)	(83.446)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES		
Proceeds from loans	-	32.059
Payments of loans	(1.557)	(149.527)
Net increase in short term debt (1)	-	82.500
Cash (used in) provided by investing activities	(1.557)	(34.968)
NET INCREASE IN CASH AND CASH EQUIVALENTS	297.404	134.341
Cash and cash equivalents at the begining of year	204.135	122.256
Cash and cash equivalents at the end of period	501.539	256.597

(1) Less than three-month maturity.

Notes 1 to 11 and Exhibits A to I are integral parts of these statements.

Rafael Fernández Morandé
President

4

TRANSPORTADORA DE GAS DEL SUR S.A.
AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ENDED SEPTEMBER 30, 2003 AND 2002
(Amounts stated in thousands of Argentine pesos as described in Note 3.a.,
except for per share and per ADS amounts in Argentine pesos or where otherwise indicated)

1.   ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. ("the Company" or "TGS") is one of the companies created as a result of the privatization of Gas del Estado S.E. ("GdE"). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids ("NGL") in Argentina. TGS's pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years ("the License") was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas ("ENARGAS"). The General Cerri Gas Processing Complex (the "Cerri Complex"), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders "midstream" services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS's controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía S.A. (formerly Pecom Energía S.A.) ("Petrobras Energía") and Enron Corp. ("Enron") hold approximately 70% of the Company's common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary and 50% by subsidiaries of Enron. Local and foreing investors hold the remaining ownership of TGS´s common stock.

2.   ARGENTINE ECONOMIC FRAMEWORK

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, the critical state of the financial system, and an economic recession which has led to a significant decrease in internal demand for goods and services and to a large rise in the level of unemployment up to late 2002.

In order to face this crisis, as from December 2001 the Government issued a number of measures, laws, decrees and regulations which generated a deep change in the economic model effective until then. Among the adopted measures, the implementation of a floating exchange rate led to a significant devaluation recorded in early 2002 and the "pesification" of foreign-currencies denominated assets and liabilities held in the country.

The situation derived in a significant and irregular increase during the year 2002 in the several economic indexes such as exchange rate, wholesale internal price index (used in the restatement of the financial statements of the previous year) and specific ratios of goods and services characteristic of the Company´s business. These circumstances affect the comparability of the financial statements and its interpretation must be carried out in light of them.

The significant damage in TGS's financial condition and results of operations is the result of the changes introduced to the argentine economy and to the TGS ´s License by Law 25,561 ("The Public Emergency Law"), enacted on January 6, 2002. Such law included the "pesification" of regulated tariffs to an exchange rate Ps. 1=US$ 1 and the prohibition to adjust them either by local or by foreign index. In addition, the National Congress through such law granted the Executive Branch power to renegotiate contracts entered into with private companies who render public services (see Note 7).

Also, the significant devaluation, which started after the amendments to the exchange system and the inflationary process that commenced thereafter, negatively impacted on the Company's cash generation capacity necessary to face its outstanding indebtedness -substantially all dollar-denominated- within its original maturities. Although the Company's Management has implemented an action plan to minimize the effects of the situations above mentioned, whose success can not be assured in respect to neither its implementation nor its goals, TGS's financial condition and results of operations have not much improved and under the existing circumstances there is no access to external financing. In late February 2003, TGS started a global restructuring process of a substantial portion of its indebtedness without obtaining the Requisite Majorities as required by Argentine Law in order to file the out-of-court reorganization agreement (APE) for endorsement. Therefore, on May 14 2003, TGS decided to withdraw the mentioned Restructuring Proposal and at the same time announced the deferral of interest payments. At the date of the issuance of the present financial statement, the Company is assessing available alternatives to improve its financial condition and in due time will announce the plan to be implemented (see Note 6. Debt Restructuring Proposal).

The above mentioned situation has been considered by the Company's Management to make significant accounting estimates contained in these financial statements, which include the fair value of long lived assets and cumulative tax loss carryforward at the end of period. To such purpose the Company´s Management regularly prepares economic-financial projections based on alternative scenarios which derive from different macroeconomic, financial, market and regulatory assumptions deemed as most probable. Changes in prices and adjustments to operating cost have been considered in the preparation of estimates so as to improve TGS's financial condition and results of operations. Actual results may differ from those estimates.

The impacts generated by the measures adopted by the Argentine Government on the Company's financial condition and results of operations as of and for the period ended September 30, 2003 have been calculated based on the assessments made by the Company's management at the date of preparing the financial statements. Actual results may materially differ from such evaluations and estimates and such differences might be significant. Therefore, the Company's financial statements may not include all adjustments that could result from these adverse conditions. Furthermore, at the time of the issuance of these financial statements it is not possible to foresee the future development of the country's economy, neither the result of the License renegotiation and the global restructuring process, nor the consequences on the Company's financial condition and results of its operations. Consequently, any decision taken on the basis of these consolidated financial statements must consider the effects of these measures, and their future development and the Company's financial statements must be read in the light of these uncertain circumstances.

3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), (except for what is mentioned in a) to this note) and the regulations of the Comisión Nacional de Valores ("CNV"), the National Securities Commission in Argentina, and ENARGAS. These financial statements do not include certain additional disclosure to approximate to the requirement issued by the Securities and Exchange Commission ("SEC").

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of TGS and its subsidiary TELCOSUR S.A. ("TELCOSUR") following the methodology established in Technical Resolution ("TR") N° 4 of the Argentine Federation of Professional Councils in Economic Sciences ("Argentine Federation"). The accounting policies used by TELCOSUR are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of September 30, 2003, and December 31, 2002 is as follows:

Company	% of shareholding and votes	Closing date	Legal address
TELCOSUR S.A.	99.98	December 31,	Don Bosco 3672, 6th Floor Buenos Aires

On December 21, 2001, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") approved new accounting rules (Technical Resolution ("TR") 16 to 19 issued by the Argentine Federation, with certain amendments). The new accounting rules have modified the valuation principles for assets and liabilities, introduced new valuation techniques for certain issues not addressed by the previous accounting rules and also incorporated additional disclosure for the preparation of financial statements. Since January 2003, TR N° 20 " Valuation of Derivative Financial Instruments and Hedging Operations" is effective. Also, CNV issued Resolution N° 434/03 which adopted such new accounting rules, with certain amendments, effective starting January 1, 2003.

The principal amendments introduced by the new accounting rules which have impacted on TGS's financial statements are: (i) the adoption of an accounting model which enhances the utilization of the Company´s intention as valuation principle (such as the discounted value of receivables and liabilities); (ii) the incorporation of strict standards to make comparisons with fair values; (iii) the creation of standards to account for labor costs, derivative financial instruments and hedging operations; (iv) the mandatory adoption of deferred income tax method to account for income tax; and (v) new disclosure policy, including business segment and per share information and the information included for comparative purposes.

At September 30, 2003, the adoption of these new valuation and disclosure rules according to the transition period rules, generated a prior period adjustment, as follows:

Changes in valuations to assets and liabilities	For the nine – month period ended September 30, 2003	Adjustment to Unappropiated retained earnings at December 31, 2002
1. Discount of receivables and liabilities	(1,658)	-
2. Labor Costs	(2,210)	-
3. Valuation of hedging operations [(a)]	(3,302)	-
4. Application of deferred tax method	131,772	(5,522)

(a) In accordance with the transition rule, the balance at beginning of period has not been modified to incorporate the accounting of hedging operations.

Financial statements for the nine-month period ended September 30, 2003 and 2002 are unaudited. The Company's Management believes that they contain all adjustment necessary to reasonably present the result of each period. Results for the nine-month period ended September 30, 2003 and 2002 do not necessary reflect the portion of the Company's result for the complete fiscal year.

a) <u>Presentation of consolidated financial statements in constant Argentine pesos</u>

The consolidated financial statements have been prepared in constant currency, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No.3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these financial statements, following the provisions of TR No. 6, as amended by TR. No.19, both issued by the Argentine Federation. Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003 the Executive Branch issued Decree N° 664, which provides that financial statements closing subsequent to such date shall be stated in historical pesos. As a consequence and in accordance with Resolution N° 441, issued by CNV , the Company suspended the accounting for inflation effective March 1, 2003. The CPCECABA has not adhered to the interruption of the recognition for the effects of inflation. The impact of the unaccounted inflation on the financials statements as of September 30, 2003 include: an unrecognized Ps. 78 million assets decrease and a non recognized loss for the period amounting to Ps. 40 million. Amounts at September 30, 2002 and at December 31, 2002, included for comparative purposes, derive from the amounts included in the financial statements at and for such dates, restated in constant pesos as of February 28, 2003. To this end, the Company used conversion factors based on wholesale internal price index ("WIPI"), as published by the *Instituto Nacional de Estadisticas y Censos* ("INDEC"). Based on such index cumulative inflation at February 28, 2003 is 120%.

b) <u>Short term receivables and liabilities in currency</u>

Short term receivables and liabilities in currency, including accrued interest if applicable at the end of each period, have been valued at their respective notional amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

c) <u>Foreign currency assets and liabilities</u>

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, were translated at the prevailing exchange rates as of September 30, 2003 and December 31, 2002. Detailed information is disclosed in Exhibit G.

d) Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, as of September 30, 2003 and December 31, 2002. The carrying value of inventories does not exceed its recoverable value.

e) <u>Investments</u>

Overnight accounts are valued at their face value plus accrued interest, which does not materially differ from its discounted value using the internal rate of return effective at inception.

Money market funds have been valued at their respective fair value.

Investments in Sovereign Bonds to be held to maturity (Exhibit C and D) have been valued based on the best estimate of the present value of the cash to be received, using the discount rate estimated at the time of incorporation of the assets. The book value of these investments, net of corresponding impairment, does not exceed their respective recoverable value at September 30, 2003 and December 31, 2002.

Permanent investments in companies in which TGS ownership interest is significant, such as Gas Link S.A. ("LINK"), have been valued in line with the equity method based on the financial statements at the dates specified in Exhibit C, which have been prepared applying similar criteria to that used by the Company to prepare its consolidated financial statements. As of September 30, 2003 and December 31, 2002 the ownership in LINK has been adjusted by 6,138 and 6,255, respectively to reflect the elimination of intercompany transactions, following the provisions established by Argentine accounting standards

The company incorporated abroad, Transporte y Servicios de Gas en Uruguay S.A. ("TSGU" formerly Isonil S.A.), has been classified as not integrated to the activities of the Company. Its assets, liabilities and earnings have been converted to argentine pesos using the exchange rate effective at period end, and its common stock and retained earnings are expressed at historical value. Exchange rate losses resulting from such conversion have been recorded between Liabilities and Shareholders Equity.

f)   Long term receivables and liabilities

Long term receivables and liabilities (except for deferred tax assets and liabilities) have been valued based on the best estimate of the discounted value of the amounts to be received or paid, using the interest rate effective at the time of the transaction or the interest rate to saving accounts issued by the Banco de la Nacion Argentina, effective at the moment of its incorporation to assets or liabilities.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at its historical value in accordance with Resolution N° 434 of CNV, net of valuation allowances for non recoverable tax loss carryforward.

g)   Property, plant and equipment, net

- Assets transferred from the privatization of GdE: its value was determined based on the price paid for the 70% of the Company's common stock which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which when added to the Initial Debt assumed under the Transfer Contract of US$ 395.0 million resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 3.a).

- Line pack: represents the natural gas in the transportation system estimated necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 3.a).

- Capitalization of exchange loss: in accordance with Resolution No. 1/2002 of the CPCECABA and Resolution N° 392 of the CNV, the Company has recognized the effects of the devaluation of the peso as from January 1, 2002.

   As provided by Resolution N° 3/2002 and 87/03 (derogatory of the first) , issued by the CPCECABA, exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003 (to the extent that they were related to foreign currency liabilities existing at the first date) were to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. As of September 30, 2003, the net book value of such exchange loss amounts to 163,130. For the capitalization, the alternative method has been used, which allowed the capitalization of exchange losses generated by foreign currency liabilities which had originally indirectly financed the acquisition of property, plant and equipment. To that purpose, it was assumed that the proceeds from such liabilities were used in the first place to cover working capital requirements and secondly to finance the assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

- Additions: valued at acquisition cost restated for the effects of inflation as described in Note 3.a). The Company capitalizes the net cost of debt used to finance works in progress with third parties funds in line with the provisions outlined by RT N° 17. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, the Resolutions N° 1,660 and N° 1,903 issued by ENARGAS include definitions about which costs should be considered as improvements or maintenance expenses. Repairs and maintenance cost are expensed in the year in which they are incurred.

- Depreciation: the Company applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

Regarding the assets allocated to natural gas transportation service, the Resolutions N° 1,660 and N° 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which are lower than the useful lives applied by the Company through December 31, 1999. The new useful lives applied by the Company, disclosed in Exhibit A, do not exceed the maximum useful lives, determined in such resolutions. The resolutions also outline specific criteria for assets retirements. During the fiscal year 2000, in compliance with the provisions stated by ENARGAS in the mentioned resolutions and maintaining the straight-line method, the Company changed the above mentioned composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the gas transportation service.

Regarding the assets allocated to NGL production and commercialization, during the fiscal year 2000, the Company maintained the straight-line method, changing the composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the NGL production and commercialization.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method at the rates disclosed in Exhibit A. Gain or loss on retirements on these assets is recognized in income when such retirements occur.

Exchange loss capitalization is depreciated over the remaining useful lives of the assets that led to such capitalization.

Based on the projections in line with Note 2, the Company's management believes that the recorded value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

h)   Intangible assets

Intangible assets are valued at their historical cost, restated for the effects of inflation as described in Note 3.a), less accumulated amortization. As described at the beginning of this note, the amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is being amortized over a five-year period. The costs of hedging interest rates are deferred over the related loans term. Arrangement costs for the issuance of debt associated to Global Programs, as well as debt issuance costs, are deferred over the term of the related debt.

i)   Derivative financial instruments

The Company uses derivative financial instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations of interest rates. Derivative financial instruments, described in Note 6 consist of interest rate caps. The Company does not use derivatives for trading or speculative purposes.

Gains or losses from derivative financial instruments that qualify for hedge accounting are deferred and recognized together with the gains or losses associated to the hedged item, and included in "Net Financial Expense". In case the financial instrument has been arranged to cover the impact of a future transaction, the gains or losses are deferred and recorded together with the gains or losses of the hedged item.

Assets associated to derivative financial instruments have been valued at their fair value. Liabilities associated to derivative financial instruments have been valued at their estimated cancellation cost. Differences generated as a consequence of the application of the above-mentioned principle, have been recognized as a result of the period.

j) Income tax provision

The Company has calculated its income tax using the deferred tax method, which considers the effect of temporary differences between the financial reporting and income tax bases of accounting.

To estimate deferred tax assets and liabilities, the tax rate expected to be effective at the time of utilization was applied to indentified temporary differences of tax loss carryforwards based on the outstanding legal rules effective at the time of preparation of these financial statements.

The breakdown of the income tax included in the Income Statement is as follows:

	September 30, 2003	December 31, 2002
Estimated income tax / tax loss carryforward	33	646,759
Deferred income tax	(57,291)	(63,266)
Valuation allowance	189,066	(545,662)
Total income tax	131,808	37,831

The evolution and breakdown of deferred tax assets and liabilities are as follows:

	September 30, 2003	December 31, 2002
Current deferred tax assets and liabilities		
Trade receivables	(40)	1,691
Investments, net	2,062	5,769
Accounts payable	263	-
Payroll and social security taxes payable	802	-
Taxes payable	-	166
Property, plant and equipment	25,395	19,564
Intangible assets, net	(1,824)	(2,825)
Tax loss carryforwards	23,054	-
Total current	49,712	24,365
Non Current deferred tax assets and liabilities		
Trade receivables	(388)	(786)
Other receivables	2,167	-
Investments, net	2,221	3,688
Property, plant and equipment	(19,303)	(134,894)
Intangible assets	(2,006)	(2,647)
Accounts payable	-	15
Taxes payable	121	-
Other liabilities	13,531	3,595
Tax loss carryforwards	432,860	646,804
Valuation allowance	(352,588)	(545,662)
Total no current	76,615	(29,887)
Total deferred tax assets (liabilities), net	126,327	(a) (5,522)

(a) Exposure to inflation results generated by deferred tax liability at December 31, 2002 amounted to a 41 gain, included in the net financial results of the first half 2003.

11

A reconciliation between the amount accrued as income tax and the income tax expense that would result from applying the effective tax rate on the income or loss for book purpose is as follows:

	09/30/03	12/31/02
Net income (loss) for the period	111,702	(645,910)
Effective tax rate	35%	35%
Net (loss)income for the period at statutory income tax rate	(39,096)	226,068
Permanent differences at statutory income tax rate		
- Restatement to constant pesos	(21,938)	364,855
- Equity in earnings (losses)	(618)	(1,187)
- Change in valuation allowance	189,066	(545,662)
- Other	4,394	(6,243)
Total net income tax	131,808	37,831

Accumulated and consolidated tax loss carryforwards pending to be used by TGS and Telcosur at period end may be compensated with taxable income in future periods, according to the following detail:

Year	Amount	Year of expiration
Tax loss carryforward 2002	1,834,440	2007
Tax loss carryforward 2003	94	2008
Utilization in 2003	(531,924)	
Total accumulated tax loss carryforward	1,302,610	

The utilization of deferred tax assets including the tax loss carryforwards depends on the generation of future taxable income during the periods in which those temporary differences become deductible. To assess the utilization of such deferred tax assets, the Company considers the reversal of the deferred tax liabilities, its projected future taxable income and tax planning in accordance with what is mentioned in Note 2. Based on such projections the Company is uncertain that it will recover its entire deferred tax asset through future taxable income. Accordingly, it has recognized a valuation allowance amounting to Ps. 352,588 and 545,662 at September 30, 2003 and December 31, 2002, respectively.

k)   Asset tax provision

The asset tax is calculated on an individual entity basis at the statutory tax rate of 1% and it is based upon the taxable assets at the end of the year. Pursuant to this law, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of future income tax charges occurring within a period extending over the subsequent ten years.

The accrued asset tax during the period as well as the payment made for this tax in previous years have been classified as a credit since it is likely that it may be applied in future income tax payment in subsequent years.

l)   Allowances and provision for contingencies

Deducted from assets: The Company provides for losses relating to its investments and account receivable s. The valuation allowance in respect to sovereign bonds is based on the difference between their book and fair value.

The allowances for trade receivables and other receivables include certain clients whose recoverability is doubtful as estimated by the Company's management.

In addition, TGS has recognized a valuation allowance related to the tax loss carryforward included in the tax return for the fiscal year 2002, which based on the income projections, will be applied within the next five subsequent years.

Included in liabilities: The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the experience of the Company's lawyers in contesting, litigating and settling other matters

Contingencies and allowances are disclosed in Exhibit E.

m) Shareholders' equity accounts

These accounts have been restated for the effects of inflation as described in Note 3.a), except for "Common stock" which is stated at original cost. The adjustment derived from its restatement has been disclosed in the account "Inflation adjustment to common stock".

n) Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other NGL production and other services contracts, revenues are recognized when services are rendered.

o) Income Statement accounts

The consumption of non-monetary assets was restated based on the date of incorporation of such assets, as disclosed in Note 3.a).

Net financial gain (expense) generated by assets and liabilities, as disclosed in the Income Statement basically include interest, results on exposure to inflation and the remainder of the exchange difference, not eligible for capitalization at September 30, 2003 and 2002 in accordance with Note 3.g).

p) Earnings and dividends per share and per ADS

Earnings and dividends per share and per American Depositary Shares ("ADS") for the nine-month periods ended as of September 30, 2003 and 2002 have been calculated based on 794,495,283 outstanding shares during each period. As the Company does not have preferred stock or convertible debt, the basic earning per share is the same as the diluted earning per share.

4. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's principal business is to provide natural gas transportation service through its pipeline system. Also, the Company produces and commercializes NGL at the Cerri Complex and renders other non-regulated services.

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in earnings of affiliated company, net financial expense and income tax expense.

Assets and liabilities allocated to each segment are those used by the Company to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments and loans, among others.

There were no revenues between the business segments during the reported periods.

Nine-Month Period ended September 30, 2003	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	315,613	319,876	29,858	-	665,347
Operating income (loss)	139,373	174,316	3,042	(24,104)	292,627
Depreciation of property, plant and equipment	101,119	19,741	10,045	4,666	135,571
Additions to property, plant and equipment (includes work in progress)	17,410	5,184	2,438	1,524	26,556
Identifiable assets	4,024,544	460,981	213,960	636,631	5,336,116
Identifiable liabilities	35,284	37,374	8,939	3,238,511	3,320,108

Nine-Month Period ended September 30, 2002	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	428,882	253,568	29,209	-	711,659
Operating income (loss)	218,333	144,136	4,053	(30,255)	336,267
Depreciation of property, plant and equipment	116,909	22,515	11,795	7,973	159,192
Additions to property, plant and equipment (include work in progress)	89,553	1,375	3,433	321	94,682

For the fiscal year ended December 31, 2002	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Identifiable assets	4,489,658	472,652	248,474	259,273	5,470,057
Identifiable liabilities	49,604	30,264	14,649	3,603,042	3 697,559

The Company provides credit in the normal course of its gas transportation business principally to gas distribution companies, Petrobras Energía, Profertil S.A. ("Profertil") and Repsol YPF S.A. ("YPF"). Concentration of credit and principal customers gross revenues from gas transportation at and for the nine-month periods ended September 30, 2003 and 2002 are as follows:

Gas Transportation:	Trade receivables at,		Gross revenues For the nine-month period ended September 30,	
	September 30, 2003	December 31, 2002	2003	2002
MetroGas S.A.	16,387	18,192	129,575	179,346
Camuzzi Gas Pampeana S.A	7,370	8,055	57,542	79,085
Gas Natural BAN S.A.	6,409	12,740	45,995	62,928
Petrobras Energía	3,330	6,363	18,939	24,242
Camuzzi Gas del Sur S.A	1,556	12,444	12,646	17,414
Profertil	1,136	1,249	8,514	11,916
YPF	1,180	1,072	7,980	11,493

The principal customers in the NGL production and commercialization segment are Polisur S.A., Petrobras International Finance Company ("Petrobras") and Repsol-YPF. The amounts of trade receivables and gross revenues for these customers for the nine-month periods ended September 30, 2003 and December 31, 2002 are as follows:

NGL Production and Commercialization:	Trade receivables at		Gross revenues For the nine-month period ended September 30	
	September 30, 2003	December 31, 2002	2003	2002
Petrobras...	22,247	22,832	202,461	61,631
Polisur S.A..	13,126	12,926	110,064	48,836
Repsol-YPF	2,713	3,243	15,796	17,631

5. SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to the period's net (loss) income to obtain the cash flows from operating activities.

Cash and cash equivalents at the end of the period are as follows:

	At September 30,	
	2003	2002
Cash and deposits in banks	5,860	9,448
Current investments, net	500,594	10,345
Current investments with original maturity longer than three months	(4,915)	(14,470)
Total	501,539	256,597

Non-cash transactions eliminated from the cash flow statements are as follows:

	At September 30,	
	2003	2002
Financed by suppliers	7,944	26,927
Payment of income tax debt through tax compensation	47	966
Exchange loss capitalization	(391,318)	906,456

6. LOANS

As a consequence of the withdrawal of the Restructuring Proposal (described below) and the postponment of interest payments, both announced by TGS on May 14, 2003, the Company´s outstanding indebtedness has not been classified according to its original maturities (criteria used in the presentation of financial statements as of March 31, 2003). A substantial portion of its indebtedness has been re-classified as current loans in TGS balance sheets as of September 30, 2003 and December 31, 2002 since, deriving from the financial agreements entered between TGS and its creditors, such obligations might become claimable.

Detailed information of TGS´s debt profile as of September 30, 2003 December 31, 2002 is as follows:

	September 30, 2003	December 31, 2002
Current Loans:		
Inter-American Development Bank ("IDB") Loans due through 2011 (interest rates between 5.15% and 10.19%)	1,036,693	1,106,750
1999 Global Program: Series 1 Floating rate notes due 2003, current interest rate of 4.4%	459,026	509,549
1999 Global Program: Series 2 Floating rate notes due 2003, current interest rate of 10.38%	458,546	520,395
2000 Global Program: Series 1 Floating rate notes due 2006, current interest rate of 3.33%	607,586	687,098
1993 Global Program: Series 3 Floating rate notes due 2002, current interest rate of 3.41%	296,737	339,912
Leases (rates from 7.65% and 9.00%)	2,621	1,668
Other bank borrowings (average rate of 7.29%)	310,656	371,462
Total current loans	3,171,865	3,536,834
Non-current loans:		
Leases (rates from 7,65% and 9,00%), due through 2008	8,055	2,445
Total non-current loans	8,055	2,445
Total loans	3,179,920	3,539,279

Detailed information on significant debt as of September 30, 2003, is as follows:

- Debt issuances under Global Programs:

1993 Global Program

At the Shareholders' Meeting held on August 27, 1993, the establishment of a Global Program for the issuance of short and medium Term Notes (Eurocommercial Papers ("ECP") and Euro Medium Term Notes ("EMTN"), respectively) was approved. The Program allowed an aggregate notional outstanding amount at any given time of US$ 350 million. At the Shareholders´ Meeting held on March 6, 1996, the maximum amount of this Program was increased to US$ 500 million. The Global Program had been approved by the Bolsa de Comercio de Buenos Aires ("BCBA") and the CNV.

The outstanding Series 3 Notes under this Global Program as of September 30, 2003 consists of five-year registered notes for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year. The notes were authorized for trading in the BCBA. Net proceeds from the placement were used to debt refinancing, to finance capital expenditures and working capital needs. The original maturity of debt principal was scheduled for December 18, 2002. As agreed between the Company and its creditors, the maturity date was extended until March 18, 2003 at a 3.41% cost per annum. At such date, the Company paid accrued interest while the principal due under the agreement was included in the Restructuring Proposal, as described below.

1999 Global Program:

The Shareholders' Meeting held on February 17, 1999, ratified the authorization given by the Shareholders' Meeting held on February 17, 1998, for the creation of a new US$ 500 million Global Program, to replace the 1993 Global Program which expired at the end of 1998. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program. The outstanding notes under this Global Program as of December 31, 2002, consists of the following:

Series 1: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, maturing in a single payment on March 27, 2003. The notes bore interest at 30, 60, 90 or 180 days LIBOR, as the Company may choose, plus 2.25% through the first year, stepping up to 3% in the third year. Net proceeds from this transaction were applied to refinance the issuance under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuance was cancelled on March 27, 2000. At maturity date, the Company paid accrued interest while the principal due under the agreement was included in the Restructuring Proposal, as described below.

Series 2: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, maturing in a single payment on April 15, 2003. The notes bore interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, BCBA and Mercado Abierto Electrónico authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000. In April 15, 2003, the date of the maturity of the notes, the Company paid accrued interest, while the principal due under the agreement was included in the Restructuring Proposal, as described below.

2000 Global Program:

The Shareholders' Meeting held on February 22, 2000, approved the creation of a new Global Program for the issuance of short and medium-term notes for a maximum outstanding amount of US$ 300 million, in order to replace the 1997 Global Program. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program.

The outstanding note under this Global Program as of September 30, 2003, is a medium-term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed. Debt would be paid in five equal semi-annual installments with a 36-month grace period. The note bears interest at LIBOR, plus 1.955% annual, payable quarterly. The note was acquired by the financial trust "Titan TGS 2001" and is the underlying asset of the Class "A" and "B" notes issued by such trust. Class "A" notes are covered through insurance provided by "Overseas Private Investment Corporation" ("OPIC"), that covers risk of non-convertibility of local currency, transfer restrictions imposed by the government and expropriation. Proceeds from this transaction would be applied to finance investment plan for the period 2001-2003. Pending the application of these funds to such purpose they were partially used to repay the first issuance under the 1996 Global Program that amounted to US$ 150 million and matured on April 25, 2001.

The Company paid interest accrued until April 24, 2003 while the principal due under the agreement was included in the Restructuring Proposal, as described below.

- IDB loans:

In the first half of 1999, TGS collected funds from the IDB loan agreement, which total US$ 226 million. The loan matures in 12 years, with a five-year grace period that results in an eight and a half-year average life. The IDB loan agreement is structured through an "A" loan disbursement of US$ 50 million which is funded by the IDB and a "B" loan disbursement totaling US$ 176 million which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both "A" and "B" loans disbursements. The transaction was priced at 450 basis points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

Additionally, in November 1999, TGS received another loan which totals US$ 100 million from the IDB loan agreement mentioned above. The loan matures in eleven and a half years, with a four and a half-year grace period and an eight-year average life. The IDB loan agreement is structured through an "A" loan disbursement of US$ 25 million which is funded directly by the IDB and a "B" loan disbursement of US$ 75 million which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. Proceeds from the transaction were utilized in financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

The Company did not pay accrued interest due on May 15, 2003. Both interests and principal payments were included in the Restructuring Proposal, as described below.

- Other bank borrowings:

Include credit lines granted by the Export Import Bank of USA ("Eximbank") payable over five years in semi-annual installments accruing interest at 180-day LIBOR plus 0.20% or 0.40% annually depending on the credit line. As of September 30, 2003 and December 31, 2002 the current principal outstanding amounted to Ps. 23,061 and Ps. 27,880, respectively.

The Company included unpaid principal and interests payments in the Restructuring Proposal, as described below.

- Covenants:

Original debt agreements contained restrictive covenants which, as a result of the devaluation of the argentine peso, have been breached and were proposed to be amended in the global restructuring proposal mentioned below.

Main restrictions are as follows:

i) restrictions to create liens: as long as any note issued remains outstanding, the Company may not encumber its assets or its present or future revenues with debt incurred which in the aggregate exceeds US$ 10 million or US$ 20 million depending of each global program, unless the Company finances, in full or in part, the purchase or construction of the assets so encumbered.

ii) restrictions on the level of indebtedness: as of the closing date of annual and/or interim financial statements, debt assumed by the Company may not exceed 60% or 65% (as applicable, according to the respective TGS's Global Programs) of the sum of total debt plus shareholders' equity. Additionally, under the IDB loan agreement, debt assumed by the Company may not exceed 65% of the sum of total debt plus shareholders' equity, minus intangible assets, deferred issuance discounts and other similar to them.

iii) restrictions on the EBITDA (defined as earnings before net financial expense, income tax, depreciation and amortization) to "Net financial expense" ratio: this ratio must not be less than 2.5 in any moment.

- TGS' s global debt restructuring proposal

On February 24, 2003 TGS started a process aimed at restructuring substantially all of its outstanding indebtedness, amounting to US$ 1,027 million. The Restructuring Proposal is a consequence of the negative impact on TGS's financial condition and result of operations caused by the significant changes introduced in the Argentine economy in early 2002. Such changes have jeopardized its ability to generate cash required to service and pay its outstanding debt obligations on its original maturities, including the US$ 492 million due in 2003.

The primary goals of the Restructuring Proposal are to eliminate the concentration of maturities over the short term, to amend certain covenants of the existing obligations, which have been breached as a consequence of the negative impact of the economic changes in the Company's financial statements, and to adjust the interest rate and amortization schedule to align TGS´s debt service to its expected future operating cash flow.

The Restructuring Proposal, announced on February 24, 2003 supplemented and amended on March 25, 2003, would be implemented by means of an out-of-court renegotiation agreement, or "Acuerdo Preventivo Extrajudicial" ("APE"), a new feature introduced by the Argentine law, which essentially requires an agreement between the Company and the majority of its creditors (two thirds of the amount) to be endorsed by a court.

Pursuant to the Restructuring Proposal, the Company called to a Note holders' meeting held (on second call) on April 11, 2003 at which the company sought the approval of the Restructuring Proposal, which in aggregate represented approximately US$ 600 million of TGS´s debt. The Restructuring Proposal presented by the Company was consented to by holders of notes representing the following amounts: (i) US$ 73 million at the meeting of the Series 1 Notes under the 1999 Global Program, the outstanding principal amount of which is US$ 150 million, (ii) US$ 81 million at the meeting of the Series 2 Notes, the outstanding principal amount of which is US$ 150 million and (iii) US$ 65 million at the meeting of the Series 3 Notes, the outstanding principal amount of which is US$ 100 million. However, the meeting in respect to the OPIC Note, the outstanding principal amount of which is US$ 200 million, was not held due to the lack of quorum.

Despite the consent received at the Note holders Meeting, the Company failed to achieve the requisite majorities as required by Argentine Law to file the APE for endorsement. Therefore, on May 14, 2003 TGS decided to withdraw the Restructuring Proposal and simultaneously announced the postponment of interest payments. As a result of the withdrawal of the proposal, the Company has reclassified its outstanding debt obligations as current loans in its balance sheets as September 30, 2003 and December 31, 2002. Additionally, the withdrawal of the proposal resulted in an accrual of default interest derived from TGS´s breach of the financial agreements entered with its creditors. As such default interests require a formal demand from the creditor to be due and payable -demand which has not been made- and considering that the restructuring proposal specifically contained clauses for the waiver of such interests, TGS Management considered the claim of default interests as a remote contingent liability and consequently they were not included in the Company´s financial statements presented for the fiscal year ended on December 31, 2002 nor for the three-month period ended March 31, 2003. However, in light of the withdrawal of the restructuring proposal, the Company has recorded the mentioned interests in the present financial statements, which amount to Ps 8,1 million for the fiscal year ended as of December 31, 2002.

At the date of the issuance of the present financial statements, the Company is still negotiating with its major creditors to obtain the restructuring of its indebtedness and align TGS debt service to its expected operating cash flow.

-    Derivative financial instruments :

As of September 30, 2003, the Company has outstanding interest rate "cap with knock-out" agreements with major financial institutions to manage the impact of the six-month floating interest rate changes on the US$ 200 million first issuance under 2000 Global Program.

Through those agreements entered in July 2001, the Company set the LIBOR at an annual cost of 5.25%, provided that the level of such rate fluctuates between 5.25% and 8% annually. However, in the event that LIBOR at the beginning of any interest period is outside such range, the Company will pay 3-month LIBOR for such interest period. These agreements are effective from July 24, 2001 to April 24, 2006. Premiums paid by the Company at inception amounted to US$ 2.9 million. As of September 30, 2003 the fair value of the investments amounted to US$ 65 million based on information provided by the financial institutions with which the hedging agreements were entered.

The cost of the derivative financial instruments described above was charged to "Intangible Assets" and until December 31, 2002 was amortized along the remaining term of the 2000 Global Program first series. During the nine-month period ended September 30, 2003, the mentioned agreements have not generated results due to the fact that the LIBOR remained below an annual rate of 5.25%

Based on the current and future expected level of LIBOR the Company decided that the derivative can not longer qualify as effective to cover the associated risk and consequently the difference between the unamortized portion of the premium paid at inception and its fair value (included in "Other Current Receivables") was charged to expense in the nine-month period ended September 30, 2003. Such difference amounted to Ps. 3.4 million and was included in Net Financial Expense.

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. The Company settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million in two installments in March and April 1999. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements was recorded as intangible assets in the accompanying consolidated balance sheets and is being amortized over the term of the loan agreement.

7. REGULATORY FRAMEWORK

a) General framework and current tariff context:

The Company's natural gas transportation business is regulated by Law No. 24,076 ("the Natural Gas Act"), its regulatory decree N° 1738/92 and by regulations issued by ENARGAS, who is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs must be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established upon the privatization and may be adjusted, prior authorization, in the following cases: (i) semi-annually to reflect changes in the PPI and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs must be adjusted to reflect non-recurring circumstances or tax changes, other than income tax.

The terms mentioned above in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the approval of the Public Emergency Law in early 2002, which among other provisions eliminated tariff indexing clauses based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso equal to one US dollar for tariffs. This Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, in line with certain framework included in the Law. However, during 2002 and so far in the present year no progress has been made in the renegotiation of the contracts - nor have tariffs been recomposed - in spite of several attempts from the Executive Branch to grant partial tariff increases. These tariff increases were suspended by Court decisions on legal actions filed by consumer organizations and the Ombudsman, on the grounds that tariff increases were illegal until the contract renegotiations processes were completed.

In October 2003 NationalCongress approved Law 25,790, by means of which the Unit for Renegotiation and Asessment of Utilities Contracts was created in replacement of the Renegotiation Commission. This new unit will conduct the renegotiation process and is entitled to reach total or partial agreements with the licensees, subject to the endorsement of the Executive Branch and no opposition from a bicameral commission of the National Congress. Additionally, this unit will be entitled to submit projects to regulate partial aspects of the licenses, contemplating contractual adjustment formulas or transitory amendments, including the possibility of agreed regular reviews. December 31, 2004 was set as the deadline for the renegotiation process completion.

The NGL production and commercialization and other services segment is not regula ted by ENARGAS, and as provided in the Transfer Contract, is organized as a division within the Company and maintains separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA's creditors.

b) PPI Suspension

As from January 1, 2000 adjustments to tariffs to reflect PPI variations were suspended, firstly through an agreement with the Federal Executive Branch and later by a Court decision on a lawsuit started to determine the illegality of tariff adjustment through indexes. In light of this situation, the Company continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Emergency Law, the Company deemed that tariff adjustment to reflect PPI - which was legitimate according to the Regulatory Framework agreed upon the privatization - had turned out unlikely, as the possibility of its recovery was subject to future events beyond the control of the Company. Therefore, in 2001 TGS recorded a loss related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and as from 2002 discontinued the mentioned accrual. This does not mean that TGS waives the rights and the actions it is entitled to according to precise provisions contained in the Regulatory Framework. Such rights and actions will be maintained and exercised in every legal and administrative instance even in the Renegotiation Process under the Law N° 25,561.

c) Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without ENARGAS prior authorization. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i) The net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS.

ii) The net proceeds of a new competitive bidding.

8.   COMMON STOCK AND DIVIDENDS

a) General

The Company was incorporated on November 24, 1992 with a capital of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions which, in Argentine pesos as of that date, amounted to 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution which, in Argentine pesos of that date, amounted to 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994, approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by 237,186 to a total of 794,495 in Argentine pesos of that date.

As of September 30, 2003 the Company's common stock subscribed, paid in and issued is composed of:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class "A" shares	405,192,594
Class "B" shares	389,302,689
Total shares	794,495,283

The Argentine Government initially held a 27% shareholding in the Company represented solely by Class "B" shares. Such Class "B" shares were sold in two parts: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered under the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company's common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years from the respective dates on which such authorizations were granted.

b) Limitation of the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA's shareholders, under agreements among them, must be obtained in order to transfer Class "A" shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted, provided that:

- The sale covers 51% of common stock or, if the proposed transaction is not a sale, the act that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company;

- The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of the management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the dividends payment, in accordance with the provisions of the Argentine Business Associations Law, it should require prior authorization from ENARGAS.

c) Restrictions on retained earnings:

Under current Argentine legal requirements, 5% of net income per year must be appropriated into a legal reserve until such reserve equals 20% of total common stock adjusted for inflation.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, payable to all regular employees so as to distribute 0.25% of the net income of each year among them.

9. LEGAL AND REGULATORY MATTERS

a) In April 1996, GdE filed a legal action against TGS for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on the TGS pipeline. TGS has denied such claim on the grounds that it owes no money to GdE as it acquired rights to these compressor plants as a part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered TGS to pay the fair value of such plants based on an expert assessment to be performed. The Company has recorded such plants as "Property plant and equipment, net", valued at Ps. 4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants' fair value resulting from the expert assessment is determined. In October 2001, TGS filed an ordinary and extraordinary appeal before SCJ against such judgment. In August 2003, the Supreme Court of Justice sustained Gas del Estado claim and ruled that TGS will have to pay the market price of the compressor plants at the date in which they were added to TGS assets (amount to be determined by a court appointed expert) plus interests and litigation expenses At the date of the issuance of these financial statements, the Company, based on its own estimates, has recorded an allowance which considers an adequate amount until the expert decision is reached.

b) As of the date of issuance of these consolidated financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible during the 5 year period ending on December 31, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover such amounts paid.

On October 7, 1996, the Executive Branch, through Decree N° 1,136/96, created a contribution fund, as specified in the License, to assume GdE's obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim asking for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. The amounts for such concept as of September 30, 2003, recorded in the account "Other non-current receivables" amounts to approximately Ps. 4.2 million. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS the recovery of amounts paid through increases in the transportation rates. The Company expects, based on its rights, to fully recover the amounts recorded in this connection.

c) The Company received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa, Chubut and Santa Cruz Provinces, aimed to collect stamp tax, according to their interpretation, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such province formalized the claim through a liability assessment. The Company has notified the Argentine Government of its position and has filed an appeal before such Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, TGS filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged the Company to pay the assessment, which amounted to approximately Ps. 438 million (including interests and penalties as of April 30, 2001). On March 21, 2001, the Company filed a declaratory action of certainty before the SCJ, so that such court issues a judgement on the legitimacy of the Tax Bureau claim. The Company also asked the SCJ to prevent any Río Negro Province's action attempting to collect the mentioned tax, until the SCJ granted the injunction. In April 2001, SCJ granted the requested preventive measure.

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of such Province notified TGS about a preliminary assessment, amounting to approximately Ps. 41 million (with its related interests as of December 31, 2000). In respect to this assessment, TGS presented a discharge and filed its appeal before such Tax Bureau, which resolution is pending as of the date of issuance of these consolidated financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purposes and effects of that presented for the Río Negro Province's claim. In March 2001, the SCJ granted the preventive measure requested and ordered the Santa Cruz Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of such Province formalized the claim through a liability assessment for approximately Ps. 97 million (with its related interests as of December 31, 1999). Such assessment was appealed before such Tax Bureau. In April 2001, the Company received a re-assessment, which amounted to approximately Ps. 210 million including interests and penalties. On April 17, 2001, TGS filed an administrative motion before such Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, the Company appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by TGS in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps.

44 million and Ps. 6 million, respectively (including accrued interest as of August 31, 2001). Against such resolutions, the Company has filed appeals before such Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, the Company has filed an appeal before the Minister of Economy of the province. At the end of December 2001, the Company filed a declaratory action of certainty before the SCJ for all Neuquén Province's claims, with the same purposes and effects of that presented for the Rio Negro Province's claim. In April 2002, the SCJ granted the injunction requested and ordered the Neuquén Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the La Pampa province in July 2002, the Tax Bureau of such province formalized the claim through a liability assessment, for approximately Ps. 68 million (including penalties and interests as of July 31, 2002). Such determination has been appealed before such Bureau at the beginning of August 2002. At the date of the issuance of these consolidated financial statements no answer has been received to this appeal. In late August 2002, TGS filed a declaratory action of certainty before the SCJ. In November 2002, the SCJ granted the injunction requested and ordered the La Pampa Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

In May 2002, the Tax Bureau of the province of Chubut filed administrative actions in order to determine a stamp tax debt for contracts and gas transportation offers amounting to Ps. 5.4 millions (together with its respective fines and interests calculated at April 30, 2002). TGS made the respective discharge in July 2002 refuting the basis of such proceedings, and not receiving at the date of issuance of these consolidated financial statements any reply from such Bureau. By the end of October 2002, TGS filed before SCJ a declarative action of certainty, so that it can be expedited on the legitimacy of the claim for such tax. In April 2003, the SCJ did not grant the injunction requested and consequently TGS asked such Supreme Court for the revocation of such petition through the filing of a reposition action. In June 2003, the Supreme Court modified its first judgement, granting the injunction.

TGS's management believes that contracts entered into before the Company's take-over were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if the Company were forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. In the case of the Technical Assistance Agreement, the company has alleged the irrelevance of the tax mainly due to the fact that this agreement was entered into the jurisdiction of the city of Buenos Aires and took effects there instead of the Neuquén Province or any other province.

With respect to the other assessments, TGS's management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, TGS believes that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to the relevant regulations. ENARGAS believes that the claims for stamp tax lack of merit because it considers the tax to be unlawful.

d) In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously to challenge all claims and that liability will not have a material adverse effect on the Company's consolidated financial position or results of operations.

10. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

The principal recurrent transactions with related parties are payments under the Technical Assistance Agreement entered into with the technical operator, Enron Pipeline Company Argentina S.A. ("EPCA"), in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services which include services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and compliance with the environmental standards. For these services the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount. The term of the current contract with EPCA is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods.

The detail of significant outstanding balances for transactions with related parties as of September 30, 2003 and December 31, 2002 is as follows:

	September 30, 2003		December 31, 2002	
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
EPCA	-	2,750	-	4,023
CIESA	37	1,314	37	-
Petrobras Energía	3,330	300	8,066	10,469
Petrobrás	22,247	-	22,832	-
LINK	82	-	264	4
TSGU	65	-	-	-
Enron América del Sur S.A.	-	-	32	-
Area Santa Cruz II U.T.E. (1)	252	-	366	-
Total 2003	26,013	4,364	31,597	14,496

(1) As of September 30, 2003, Petrobras Energía had 100% of this joint venture.

The detail of significant transactions with related companies for the nine-month periods ended September 30, 2003 and 2002 is as follows:

	Revenues				
Company	Gas Transportation	NGL production and commercialization and other services	Salaries and Wages	Compensation for technical assistance	Revenue For administrative Services
EPCA	-	-	478	21,436	63
CIESA	-	-	-	-	111
Petrobras Energía	18,939	33,844	-	-	-
Petrobrás	-	202,461	-	-	-
LINK	-	611	-	-	-
TSGU	-	863	-	-	-
Enron América del Sur S.A.	24	-	-	-	-
Area Santa Cruz II U.T.E. (1)	-	1,089	-	-	-
Total 2003	18,963	238,868	478	21,436	174
Total 2002	34,634	117,982	1,357	25,541	543

(1)   As of September 30, 2003, Petrobras Energía had 100% of this joint venture.

11. SUBSIDIARIES AND AFFILIATES

TELCOSUR:

In September 1998, TGS's Board of Directors approved the creation of TELCOSUR, whose purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS's telecommunication system. TGS's equity interest in such company is 99.98% and the remainder 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the incorporation of the Company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution N° 3,468, granted the license to TELCOSUR to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, TELCOSUR obtained from the National Communication Commission the reserve for most of the frequencies necessary for the operation. As of July 1, 2000, TELCOSUR began operations.

LINK:

LINK was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS's gas transportation system with Cruz del Sur S.A.'s pipeline.

The connection pipeline will be extended from Buchanan, located in the high-pressure ring that surrounds Buenos Aires City, which is part of TGS's pipeline system, to Punta Lara.

TGS's ownership interest in such company is 49% and DINAREL S.A holds the remainder 51%. The common stock amounts to Ps. 12.

TRANSPORTES Y SERVICIOS DE GAS EN URUGUAY S.A. (formerly Isonil):

In September 2002, TGS had invested Ps. 5 in the acquisition of equity interest of Isonil, a company incorporated in Uruguay. The company's corporate purpose is the rendering of services of operation, inspection, and dealing of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders services to Cruz del Sur Pipeline S.A.

On October 3, 2003 the corporate name of the subsidiary company was changed from Isonil to Transportes y Servicios de Gas en Uruguay S.A, which was registered in Uruguay National Board of Trade.

EMPRENDIMIENTOS DE GAS DEL SUR

TGS's Management has decided to invest in the acquisition of a minority interest in Emprendimientos de Gas del Sur S.A., an incorporated company registered in Argentina, the common stock of which amounts to 12.

Rafael Fernández Morande
President

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARY

EXHIBIT A

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND 2002

PROPERTY, PLANT AND EQUIPMENT , NET

(Stated in thousands of Argentine pesos as described in Note 3.a)

	2003												2002
	Original Cost					Depreciations							
									Expenses for the period				
Main Account	Beginning of year	Additions	Retirements	Transfers	End of period	Accumulated at the beginning of year	Retirements	Transfers	Amount	Rate %	Accumulated at the end of period	Net book value	Net book value
Pipelines	3.179.319	-	-	746	3.180.065	413.734	-	-	57.427	(1) 2,2	471.161	2.708.904	2.734.339
Compressor plants	1.006.327	-	-	8.129	1.014.456	238.769	-	-	27.870	(1) 3,3 a 25	266.639	747.817	753.762
Other industrial plants	85	-	-	-	85	10	-	-	3	(1) 3,3	13	72	68
Stations of regulation and/or measurement of pressure	107.397	-	-	69	107.466	25.517	-	-	3.167	(1) 4	28.684	78.782	75.432
Other technical installations	16.324	-	-	1	16.325	5.453	-	-	1.108	(1) 6,7	6.561	9.764	12.492
Subtotal assets related to the gas transportation service	4.309.452	-	-	8.945	4.318.397	683.483	-	-	89.575		773.058	3.545.339	3.576.093
Assets related to gas upstream service	115.260	-	-	-	115.260	32.662	-	-	5.843	2,2 a 25	38.505	76.755	96.398
Assets related to NGL production and commercialization service	442.813	-	-	896	443.709	162.778	-	-	16.492	(1) 5,9	179.270	264.439	308.395
Lands	5.642	-	-	-	5.642	-	-	-	-	-	-	5.642	6.318
Buildings and civil constructions	130.062	-	-	47	130.109	29.305	-	-	2.537	2,0	31.842	98.267	92.890
Installations in buildings	4.645	-	-	-	4.645	1.000	-	-	162	4,0	1.162	3.483	3.559
Machinery, equipment and tools	28.722	50	-	26	28.798	17.643	-	-	1.526	6,7 a 20	19.169	9.629	11.021
Computers and Telecommunication systems	214.819	520	-	584	215.923	92.242	-	-	12.349	6,7 y 20	104.591	111.332	125.365
Vehicles	12.704	185	-	-	12.889	9.678	-	-	779	10 y 20	10.457	2.432	2.665
Furniture	12.520	-	-	15	12.535	10.441	-	-	129	10	10.570	1.965	589
Exchange loss capitalization (1)	588.389	-	(2) 411.117	-	177.272	23.613	(3) 15.650	-	6.179	(1) 4,6	14.142	163.130	879.126
Materials	113.533	7.438	11.906	(1.633)	107.432	259	-	-	-	-	259	107.173	113.825
Line pack	13.679	-	-	-	13.679	1.614	-	-	-	-	1.614	12.065	12.066
Work in progress	28.116	16.866	4.267	(8.880)	31.835	-	-	-	-	-	-	31.835	98.336
Advances to suppliers of property, plant and equipment	4.940	1.497 (4)	36	-	6.401	-	-	-	-	-	-	6.401	12.176
Total 2003	6.025.296	26.556	427.326	-	5.624.526	1.064.718	15.650	-	135.571		1.184.639	4.439.887	
Total 2002	5.397.419	1.001.138	4.652	-	6.393.905	895.930	29	-	159.192		1.055.093		5.338.812

(1) See Note 3.g.).
(2) 4,322 corresponding to Inflation Adjustment applied to balance at the begining of the fiscal year and 406,795 corresponds to the decrease in the exchange rate from Ps. 3.37 at the begining of the year to Ps. 2.835 at July, 28 of 2003. (Note 3.g.)
(3) 173 corresponding to Inflation Adjustment applied to balance at the begining of the fiscal year and 15,477 corresponding to the decrease in the exchange rate from Ps. 3.37 at the begining of the year to Ps. 2.835 at July, 28 of 2003 (Note 3.g.).
(4) Corresponds to inflation adjustment applied to balance at the begining of the fiscal year.

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND 2002

INTANGIBLE ASSETS, NET

(expressed in thousands of Argentine pesos as described in Note 3.a.)

	2003										2002
	Original cost				Amortizations						
							Expenses for the period				
Deferred charges	Beginning of year	Additions	Decreases	End of period	Accumulated at beginning of year	Decreases	Amount	Rate %	Acummulated at the end of period	Net book value	Net book value
Organization, pre-operating costs, cancellation costs of commitments assumed under the Transfer Contract and other costs (1)	70.540	-	3.566	66.974	39.564	3.566	7.746 (3)	(4)	43.744	23.230	33.737
Settlement costs of hedges of anticipated transactions (2)	50.101	-	25.726	24.375	31.461	22.241	3.400 (5)	(4)	12.620	11.755	20.461
Global Programs and notes issuances costs	55.517	8.242	31.719	32.040	39.511	31.719	4.492 (5)	(4)	12.284	19.756	16.952
Total 2003	176.158	8.242	61.011	123.389	110.536	57.526	15.638		68.648	54.741	
Total 2002	172.336	2.381	-	174.717	82.793	-	20.774		103.567		71.150

(1) Includes the cost of the Voluntary Retirement Program of 1993, accepted by 463 employees, for approximately 26,647.
(2) See Note 6.
(3) Included in "Operating costs". See Exhibit H.
(4) See Note 3.h)
(5) Included in "Net financial expenses". See Exhibit H.

Rafael Fernández Morandé
President

Exhibit C

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND AS OF DECEMBER 31, 2002

NON CURRENT INVESTMENTS

(Stated in thousands of Argentine pesos, as described in Note 3.a)

					2003						2002
	Description of securities					Issuer information					
							Last financial statements issued				
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income for the period	Shareholder's equity	% of Common Stock	Book value
Government bonds (1)	-	-	-	-	-	-	-	-	-	-	2.640
Gas Link S.A.	$1	5.880	3.315	1.193 (3)	Pipeline´s construction and operating services	30-06-03	6.683 (2)	6.144	14.962	49,00	(3.696) (4)
Transporte y Servicios de Gas en Uruguay S.A. (before Isonil S.A.)	Ps. Uru. 1	196.000	5	241	Maintenance	30-09-03	28	339	491	49,00	102
				1.434							(954)

(1) Corresponds to Argentine Government Foreign Notes - Survey Rates Serie 74.
(2) Organized with a capital stock amounting to 26. It includes irrevocable contributions for 6,657 against future shares issuance (See Note 11).
(3) According to financial statements at June 30, 2003.
(4) Disclosed in "Other Liabilities".

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2003 AND AS OF DECEMBER 31, 2002

CURRENT INVESTMENTS

(Stated in thousands of Argentine pesos as described in Note 3.a)

	2003	2002
CURRENT INVESTMENTS		
Government bonds in local currency	96	95
Government bonds in foreign currency (1)	4.819	4.425
Mutual funds in local currency	2.979	-
Bank account paid in local currency	1.600	-
Bank account paid in foreign currency	-	6.588
Mutual funds in foreign currency	491.100	191.586
Total current investments	500.594	202.694

(1) Corresponds to Argentine Government Foreign Notes - Survey Rate Series 74 for US$ 6 million plus interests accrued
net of valuation allowance amounting to 12,237 and 16,483, as of september 30, 2003 and december 31, 2002.

Rafael Fernández Morandé
President

<u>TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARY</u>

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND 2002

CONTINGENCIES AND ALLOWANCES

(Stated in thousands of Argentine pesos as described in Note 3.a)

Main account		Beginning of year	Adjusted for inflation	Additions	Decreases	End of period
Deducted from assets						
Write-down of government bonds	2003	27.019	(198)	-	(14.584)	12.237
	2002	-	-	-	-	-
Allowance for doubtful account	2003	5.477	(40)	1.081	(4.976)	1.542
	2002	3.159	(1.731)	1.153	-	2.581
Deferred tax assets valuation allowance	2003	545.662	(4.008)	-	(189.066)	352.588
	2002	-	-	526.927	-	526.927
Included in liabilities						
Accrual for contingencies (1)	2003	10.074	(74)	6.100	(1.539)	14.561
	2002	745	(408)	7.851	(11)	8.177

(1) Such allowance is included in the account "Other liabilities".

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

COST OF SALES FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2003 AND 2002

(Expresed in thousands of Argentine pesos as described in Note 3.a.)

	2003	2002
Inventories at the begining of year	6.771	6.366
Inflation adjustment	(50)	(3.486)
Natural gas purchases (1)	92.623	60.935
Operating costs (Exhibit H)	233.004	263.294
Inventories at the end of period (1)	(4.362)	(2.412)
Cost of sales	327.986	324.697

(1) Includes natural gas used in the NGL production.

Rafael Fernández Morandé
President

<u>TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARY</u>

CONSOLIDATED BALANCE SHEETS AS OF
SEPTEMBER 30, 2003 AND AS OF DECEMBER 31, 2002

FOREIGN CURRENCY ASSETS AND LIABILITIES

(Expressed in thousands of Argentine pesos as described in Note 3.a.)

	2003			2002	
	Foreign currency and amount (in thousands)	Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)	Amount in local currency
CURRENT ASSETS					
Cash and deposits in banks	US$ 565	2,815 (1)	1.590	US$ 180	593
Investments	US$ 176.170	2,815 (1)	495.919	US$ 61.502	202.599
Trade receivables	US$ 14.795	2,815 (1)	41.648	US$ 11.802	38.879
Other receivables	US$ 4.629	2,815 (1)	13.031	US$ 67	221
			552.188		242.292
NON CURRENT ASSETS					
Trade receivables	US$ 9.908	2,815 (1)	27.891	US$ 13.301	43.817
Other receivables	US$ 65	2,815 (1)	183	- -	-
Investments	- -		-	US$ 801	2.640
			28.074		46.457
			580.262		288.749
CURRENT LIABILITIES					
Accounts payable	US$ 5.760	2,915 (2)	16.790	US$ 6.253	21.229
	XEU 16	3,395 (2)	54	XEU 1	4
Loans	US$ 1.077.755	2,915 (2)	3.141.656	US$ 1.033.153	3.507.491
Other liabilities	225	2,915 (2)	656	US$ 225	764
			3.159.156		3.529.488
NON CURRENT LIABILITIES					
Accounts payable	US$ 83	2,915 (2)	241	US$ 2.107	7.155
Loans	US$ 2.660	2,915 (2)	7.754	- -	-
			7.995		7.155
			3.167.151		3.536.643

(1) Buying exchange rate as of September 30, 2003.
(2) Selling exchange rate as of September 30, 2003.

US$: United States of America dollars
XEU: Euros

Rafael Fernández Morandé
President

TRANSPORTADORA DE GAS DEL SUR S.A AND SUBSIDIARY.

Exhibit H

INFORMATION REQUIRED UNDER ART 64, PARAGRAPH I, CLAUSE b) BUSINESS ASSOCIATIONS LAW,
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002

Expressed in thousands of Argentine pesos as described in Note 3.a.

	2003					2002
Accounts	Total	Operating costs	Administrative expenses	Selling expenses	Financial expenses	Total
Salaries, wages and other contributions	29.503	20.933	6.578	1.992	-	32.116
Social security taxes	5.758	3.836	1.546	376	-	5.872
Compensation to Directors and Statutory Audit Committee	142	-	142	-	-	197
Professional services fees	3.421	202	2.875	344	-	3.351
Technical operator assistance fees	21.437	21.437	-	-	-	25.541
Materials	2.227	2.227	-	-	-	5.920
Third parties services	2.062	1.635	427	-	-	2.421
Telecommunications and post expenses	1.074	338	686	50	-	1.545
Rents	356	218	135	3	-	733
Transports and Freight	1.084	985	97	2	-	887
Easements	2.672	2.672	-	-	-	3.889
Offices supplies	316	75	211	30	-	402
Travels	518	285	127	106	-	453
Insurance	9.096	7.998	1.098	-	-	7.309
Property, plant and equipment maintenance	13.107	12.865	207	35	-	14.401
Depreciation of property, plant and equipment	135.571	130.905	4.666	-	-	159.192
Amortization of intangible assets	15.638	7.746	-	-	7.892	20.774
Taxes and contributions	24.268	3.606	34	20.628	-	25.508
Advertising	64	-	-	64	-	32
Allowance for doubtful account	1.081	-	-	1.081	-	1.153
Banks expenses	152	-	135	17	-	151
Interests expenses	176.923	-	-	-	176.923	225.418
Foreign exchange loss, net of inflation	(79.051)	-	-	-	(79.051)	712.250
Other financial expenses	17.219	-	-	-	17.219	22.760
Loss on exposure to inflation	(1.483)	-	-	-	(1.483)	(115.440)
Other expenses	16.083	15.041	865	177	-	14.637
Total 2003	399.238	233.004	19.829	24.905	121.500	
Total 2002		263.294	26.117	24.578	857.483	1.171.472

Rafael Fernández Morandé
President

EXHIBIT I

<u>TRANSPORTADORA DE GAS DEL SUR S.A.</u>

<u>AND SUBSIDIARY</u>

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2003

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

(Stated in thousands of Argentine pesos as described in Note 3.a)

	Investments (1)	Receivables (2)	Debt (3)	Other liabilities (4)
<u>Without specified maturity</u>	-	158.622	-	28.290
<u>With specified maturity</u>				
* Past due				
Until 09-30-02	-	1.553	-	-
From 10-1-02 to 12-31-02	-	25	-	-
From 01-1-03 to 03-31-03	-	16	-	-
From 04-1-03 to 06-30-03	-	28	3.169.246	-
From 07-1-03 to 09-30-03	-	7.624	-	61
Total past due	-	9.246	3.169.246	61
* Non-due:				
From 10-1-03 to 12-31-03	501.571	123.613	564	88.160
From 01-1-04 to 03-31-04	5.630	4.682	551	8.875
From 04-1-04 to 06-30-04	5.630	3.949	760	-
From 07-1-04 to 09-30-04	-	2.499	744	-
During 2004 (rest of the year)	-	2.726	685	-
During 2005	-	10.831	2.601	204
During 2006	-	2.695	2.236	37
During 2007	-	2.195	2.046	-
During 2008	-	1.971	487	-
From 2009 onwards	-	7.751	-	-
Total non-due	512.831	162.912	10.674	97.276
Total with specific maturity	512.831	172.158	3.179.920	97.337
Total	512.831	330.780	3.179.920	125.627

(1) Includes mutual funds, government bonds and bank accounts, except for valuation allowance for government bonds
Such investments bear interest at floating rates.

(2) Includes trade receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for 20,317 which bear interests at 5.52% semi annually rate.
From the total credits without specific maturity, 49,972 correspond to current assets and 108,650 to non current assets.

(3) Corresponds to financial loans subject to the global restructuring process. The resulting interest rates will be defined from that process. Non-due loans bear annual interests between 7.65% and 9.00%

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. Said liabilities do not bear interests, except for 341 which bear interests at an 8.5 % annual rate.
Other liabilities without specified maturity correspod to current liabilities.

Rafael Fernández Morandé
President